82-4569

ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel (011) 350 4000
Fax (011) 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel (011) 350 4000
Faks (011) 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

6 March 2002

02015660

02 MAR -6 AM 8:52

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-9
450 Fifth Street NW
Washington DC 20549
United States of America

Fax : 091 202 942 9624

Dear Sirs,

ABSA GROUP LIMITED: CONTINUING OBLIGATIONS UNDER RULE 12 g 3-2 (b) AMERICAN DEPOSITARY RECEPITS (CUSIP NUMBER 00077C309)

Enclosed is an announcement regarding above.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Sincerely,

WR SOMERVILLE
GROUP SECRETARY

dw 3/6

-LOGO-

ABSA GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(Share code: ASA ISIN: ZAE000013389)
("Absa")

Announcement regarding:

- **the financial effects of the UniFer Holdings Limited ("UniFer") net asset value adjustment on Absa;**
- **a proposal by Absa to acquire all the issued shares in UniFer; and**
- **the findings of the Absa investigation**

---

1. INTRODUCTION

Shareholders are referred to the previous announcements wherein shareholders were advised that:

- the provisions raised in respect of UniFer's advances book as at 30 September 2001 were materially insufficient;
- the board of directors of UniFer ("the UniFer Board") were in the process of determining the net asset value of UniFer as at 31 December 2001;
- the net asset value as determined by the UniFer Board was in the process of being reviewed by UniFer's external auditors (Ernst & Young) and independent auditors (Deloitte & Touche);
- Absa had undertaken to support UniFer by, inter alia, providing, to the extent required, support to depositors and the necessary liquidity to UniFer;
- the board of directors of Absa ("the Absa Board") had agreed to the recapitalisation of UniFer by way of a rights offer on the basis that if the net asset value per UniFer share was negative, the rights offer would have been undertaken at 1 cent per share; and
- the Absa Board mandated an independent committee to investigate the conduct of Absa representatives on the UniFer Board.

2. FINANCIAL EFFECTS OF THE UNIFER NET ASSET ADJUSTMENT ON ABSA

The UniFer Board has determined the net asset value of UniFer at 31 December 2001 to be negative R1 144 million after accounting for R1 780 million as a result of insufficient provisions for bad and doubtful debts and other asset impairments totalling R165 million, as well as a trading loss for the three months to 31 December 2001 of R230 million. The external auditors, Ernst & Young, and the independent auditors, Deloitte & Touche, have reviewed the UniFer Board's determination of the net asset value of UniFer and their reports support the UniFer Board's figure.

The effect of the restatement of the UniFer figures on Absa's current results translates to a headline earnings reduction of 151,5 cents per share; earnings per share reduction of

176,5 cents per share and net asset value reduction of 176,5 cents per share. Absa's capital adequacy at 30 September 2001 will reduce from 12,1% to 11,0%.

Further costs estimated at R32 million are to be incurred by UniFer in respect of restructuring its business in order to build a sustainable business model.

The following key financial ratios have been extracted from the Absa published audited financial results for the year ended 31 March 2001 and the published unaudited interim financial results for the six months ended 30 September 2001 and are given purely as a frame of reference.

	For the six months ended 30 Sept 2001 (cents)	**For the year ended 31 March 2001 (cents)**
Headline earnings	201,8	378,7
Attributable earnings	200,1	378,1
Net asset value	2 268	2 106

3. **ABSA PERFORMANCE**

The growth in Absa earnings, excluding the impact of UniFer, are in line with market expectations.

4. **THE ABSA PROPOSAL**

4.1 **The proposal**

On 5 March 2002 Absa, subject to the consent of the Minister of Finance in terms of section 54(11) of the Banks Act, 1990 (Act 94 of 1990) as amended ("the Banks Act"), proposed to the UniFer Board a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), between UniFer and its shareholders, other than Absa and Wilsun Investments (Proprietary) Limited ("Wilsun") ("UniFer minority shareholders"), which, if implemented, will result in all of the shares of UniFer being effectively owned by Absa ("the scheme"). Wilsun is a wholly owned subsidiary of UniFer which was utilised by UniFer to effect the repurchase of UniFer ordinary shares.

Should the scheme for any reason not become operative, an offer in terms of section 440K of the Act will be deemed to be made to UniFer minority shareholders at the same consideration as specified in terms of the scheme ("the offer"). The offer will be conditional on acceptance thereof by offerees holding not less than 90% of the offer shares.

The scheme and the offer are collectively referred to as the ("proposal").

UniFer's minority shareholders' holdings in UniFer have been determined as follows:

Ordinary shares		**('000)**
Total issued ordinary share capital		1 305 171
Less ordinary shares held by		(813 536)
Absa	797 416	
Wilsun	16 120	

Ordinary shares held by UniFer minority shareholders	491 635

In terms of the proposal Absa will offer UniFer minority shareholders, who collectively hold 491,63 million UniFer shares, 6,25 cents per UniFer share payable in cash on implementation of the proposal. The total consideration to be received by UniFer minority shareholders will approximate R30,73 million.

4.2 **The rationale for the proposal**

As initial investigations revealed that the provisions for bad and doubtful advances were materially insufficient, the UniFer Board resolved that a recapitalisation of UniFer was necessary to ensure its ongoing viability and to meet the capital adequacy requirements prescribed in terms of the Banks Act.

The UniFer Board has now determined the extent of the underprovision for bad and doubtful debts and other asset impairments. The situation is materially different from what was originally anticipated. The Absa Board and the UniFer Board are of the opinion that the most appropriate way to rationalise UniFer's business is for Absa to integrate UniFer's operations with Absa's banking operations. The Absa Board and UniFer Board believe the most commercially effective method of achieving this integration would be for Absa to acquire the entire issued share capital of UniFer.

4.3 **Effect of the proposal**

The effect of acquiring the additional UniFer shares on Absa's earnings and net asset value per share will not be material.

4.4 **Conditions precedent**

The proposal is subject to the fulfillment of various conditions precedent, including:

4.4.1 receipt of the requisite approvals from the Minister of Finance in terms of the Banks Act, the Financial Services Board, the JSE Securities Exchange South Africa and the Securities Regulation Panel ("SRP");

4.4.2 the approval of the scheme by the requisite majority of UniFer shareholders at the scheme meeting;

4.4.3 the High Court sanctioning the scheme and the Order of Court sanctioning the scheme being registered by the Registrar of Companies; and

4.4.4 in the event that the offer is made, acceptance thereof by offerees holding not less than 90% of the offer shares.

4.5 **Undertakings**

UniFer minority shareholders holding 25,33% of the total issued share capital of UniFer have given irrevocable undertakings to vote in favour of the scheme or accept the offer, as the case may be. These undertakings represent 70,44% of the 491 635 votes exercisable at the scheme meeting or 70,44% of the shares being the subject of the offer.

4.6 Confirmation to the SRP

The SRP has received confirmation from Absa that it has sufficient resources to satisfy the proposal consideration.

4.7 Opinions

Messrs ER Bosman and FJ du Toit are directors of Absa and UniFer. An independent committee of Absa directors have considered the terms of the proposal, and are of the unanimous opinion that the proposal is in the best interest of Absa.

5. FINDINGS OF THE ABSA INVESTIGATION

The independent Absa Board Committee mandated to investigate the conduct of the Absa representatives on the UniFer Board concluded after thorough investigation, that no evidence indicated that any of the Absa representatives on the UniFer Board and committees acted in bad faith or with gross negligence. However, errors of judgment were committed.

In view of these findings Mr A M Griesel is relinquishing his current position as a member of the Absa Executive Committee, to take up a role as executive deputy chairman of UniFer with the brief to turn UniFer around.

Mr E W Tomlinson is leaving Absa Bank in terms of a mutually agreed contract.

Johannesburg
6 March 2002

Merchant Bank -Logo-	Attorneys to Absa -Logo-	Sponsor to Absa -Logo-
Absa Corporate Finance	Webber Wentzel Bowens	Merrill Lynch

-LOGO-

UNIFER HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1997/010061/06)
(Share code: UNF ISIN: ZAE000027504)
("UniFer")

Announcement regarding:

- **UniFer's financial position;**
- **the lifting of the suspension of the UniFer shares; and**
- **a proposal by Absa Group Limited ("Absa")**

---

1. INTRODUCTION

Shareholders are referred to the previous press announcements wherein shareholders were advised that:

- the provisions raised in respect of UniFer's advances book as at 30 September 2001 were materially insufficient;
- the board of directors ("the Board") were in the process of determining the net asset value of UniFer as at 31 December 2001;
- the net asset value as determined by the Board was in the process of being reviewed by the external auditors (Ernst & Young) and independent auditors (Deloitte & Touche);
- Absa had undertaken to support UniFer by, inter alia, providing, to the extent required, support to depositors and the necessary liquidity to UniFer;
- the listing of the UniFer shares on the JSE Securities Exchange South Africa ("JSE") had been suspended pending the abovementioned determination and reviews; and
- the Board had agreed to the recapitalisation of UniFer by way of a rights offer on the basis that if the net asset value per UniFer share was negative, the rights offer would have been undertaken at 1 cent per share.

2. UNIFER'S FINANCIAL POSITION

The Board has determined the net asset value of UniFer at 31 December 2001 to be a negative R1 144 million which equates to a net asset value of (87,8) cents per share.

The external auditors, Ernst & Young, and the independent auditors, Deloitte & Touche, have reviewed the Board's determination of the net asset value of UniFer and their reports support the Board's determination.

Movement on the net asset value since the last reporting date of 30 September 2001 can be summarised as follows:

	R'm
Additional provisions for bad and doubtful debts	(1 780)
Other asset impairments	(165)
Reduction in net asset value	(1 945)
Trading for the three months to 31 December 2001	(230)
Net asset value at 30 September 2001	1 031
Net asset value at 31 December 2001	(1 144)

The UniFer Board has resolved not to raise a deferred tax asset relating to the aforementioned adjustments as the recoverability thereof is uncertain.

3. UNIFER RESTRUCTURE

It is apparent that the present business model of UniFer is unsustainable and major restructuring is needed. The additional restructuring costs to be incurred in order to build a sustainable business model are estimated at R32 million.

4. LIFTING OF THE SUSPENSION

At the request of UniFer, the JSE has agreed to lift the suspension of the listing of the UniFer shares with effect from the commencement of business on 7 March 2002.

5. THE ABSA PROPOSAL

5.1 Introduction

The Board received a letter on 5 March 2002 from Absa, subject to the consent of the Minister of Finance in terms of section 54(11) of the Banks Act, 1990 (Act 94 of 1990) as amended ("the Banks Act"), proposing a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), between UniFer and its shareholders, other than Absa and Wilsun Investments (Proprietary) Limited ("Wilsun") ("the UniFer minority shareholders"), which, if sanctioned, will result in all of the shares of UniFer being effectively owned by Absa ("the scheme"). Wilsun is a wholly owned subsidiary of UniFer which was utilised to effect the repurchase of UniFer ordinary shares.

If the scheme should for any reason not become operative, an offer in terms of section 440K of the Act will be deemed to be made to the UniFer minority shareholders at the same consideration as specified in terms of the scheme ("the offer"). The offer will be conditional on, inter alia, acceptance thereof by offerees holding not less than 90% of the offer shares.

The scheme and the offer are collectively referred to as ("the proposal").

5.2 The rationale for the proposal

As initial investigations revealed that the provisions for bad and doubtful advances were materially insufficient, the Board resolved that a recapitalisation of UniFer was necessary to ensure its ongoing viability and to meet the capital adequacy requirements prescribed in terms of the Banks Act.

The Board has now determined the extent of the underprovision and other asset impairments. The situation is materially different from what was originally anticipated. The Board is of the opinion that the most appropriate way to rationalise UniFer's business is for Absa to integrate UniFer's operations with Absa's banking operations.

The proposal will, in addition to achieving the integration of UniFer's operations with Absa's banking operations, enable UniFer minority shareholders to dispose of their UniFer shares at a material premium to the negative net asset value per UniFer share of (87,8) cents. Accordingly, the Board believes the proposal to be in the best interests of UniFer minority shareholders.

5.3 Salient features of the proposal

5.3.1 Mechanics of the proposal

Absa will propose a scheme of arrangement in terms of section 311 of the Act, between UniFer and the UniFer minority shareholders, which, if implemented, will result in all the shares of UniFer being effectively owned by Absa. Should the scheme for any reason not become operative, an offer in terms of section 440K of the Act will be deemed to be made to UniFer minority shareholders at the same consideration as specified in terms of the scheme. The offer will be conditional on acceptance thereof by offerees holding not less than 90% of the offer shares.

5.3.2 The proposal consideration

UniFer's minority shareholders' holdings in UniFer have been determined as follows:

Ordinary shares		**('000)**
Total issued ordinary share capital		1 305 171
Less ordinary shares held by		(813 536)
Absa	(797 416)	
Wilsun	(16 120)	
Ordinary shares held by UniFer minority shareholders		491 635

Absa will offer UniFer minority shareholders 6,25 cents per UniFer share payable in cash. The total consideration to be received by UniFer minority shareholders will approximate R30,73 million. The proposal consideration will be paid on implementation of the proposal.

5.3.3 Pro forma financial effects

The following table sets out the pro forma effects of the proposal on the earnings and net asset value per UniFer share, and is based on the assumptions set out below:

	Before			**After**
	For the year ended 31 March 2001 (cents)	**For the six months ended 30 Sept 2001 (cents)**	**For the nine months ended 31 Dec 2001 (cents)**	**Pro forma (cents)**
Headline earnings	17,4	9,2	(152,3)	0,5[2]

Attributable earnings	16,5	8,6	(159,0)	0,5[2]
Net asset value	75,6	79,3	(87,8)	6,25[3]
Tangible net asset value	69,1	73,1	(89,4)	6,25[3]

Assumptions

(1) The earnings per share and net asset value per share in the "Before" column are based on the published audited financial results of UniFer for the year ended 31 March 2001, the unaudited interim financial results for the six months ended 30 September 2001 and the unaudited but reviewed financial results for the nine months ended 31 December 2001, as the case may be.

(2) The earnings per share in the "Pro forma – After" column reflect the earnings on the cash received in terms of the proposal assuming the cash was invested for a full twelve months and is based on an after-tax return on cash invested of 8,4%.

(3) The net asset value per share in the "Pro forma – After" column is based on the proposal consideration.

(4) All calculations are based on 1 305 171 125 UniFer shares in issue.

5.4 Conditions precedent

The proposal is subject to the fulfillment of various conditions precedent, including:

5.4.1 receipt of the requisite approvals from the Minister of Finance in terms of the Banks Act, the Financial Services Board, the JSE and the Securities Regulation Panel ("the SRP");

5.4.2 the approval of the scheme by the requisite majority of UniFer minority shareholders at the scheme meeting;

5.4.3 the High Court sanctioning the scheme and the Order of Court sanctioning the scheme being registered by the Registrar of Companies; and

5.4.4 in the event that the offer is made, acceptance thereof by offerees holding not less than 90% of the shares to which the offer relates.

5.5 Opinions, recommendations and undertakings

The Board appointed Barnard Jacobs Mellet Corporate Finance (Proprietary) Limited ("BJM") as an independent advisor to advise the Board as to whether the proposal consideration is fair and reasonable to UniFer minority shareholders. BJM has advised the Board that it has considered the terms and conditions of the proposal and is of the opinion that the terms and conditions are fair and reasonable to UniFer minority shareholders.

Messrs ER Bosman, FJ du Toit and AM Griesel are directors of UniFer and Absa Bank Limited. Messrs ER Bosman and FJ du Toit are also directors of Absa Group Limited. These directors recused themselves from the Board's consideration and assessment of the proposal. The Board, excluding the aforementioned directors, has considered, inter alia, the advice from BJM and the terms and conditions of the proposal, and is of the unanimous opinion that the terms of the proposal are fair and reasonable to the UniFer

minority shareholders and they recommend that the UniFer minority shareholders vote in favour of the proposal.
All directors entitled to vote in terms of the scheme or to accept the offer, as the case may be, intend to vote in favour of the scheme or accepting the offer, as the case may be.

UniFer minority shareholders holding 25,33% of the total issued share capital of UniFer have given irrevocable undertakings to vote in favour of the scheme or the offer, as the case may be. These undertakings represent 70,44% of the 491 635 votes exercisable at the scheme meeting or 70,44% of the shares being the subject of the offer.

5.6 Confirmation to the SRP

The SRP has received confirmation from Absa that it has sufficient resources to satisfy the proposal consideration.

5.7 Listing on the JSE

In the event that the scheme or the offer (if applicable) is successful, application will be made to the JSE for the immediate suspension and subsequent termination of the listing of UniFer shares on the JSE.

5.8 Documentation and further announcement

A circular containing full details of the proposal, which is subject to the approval of the Minister of Finance, the Financial Services Board, the JSE and the SRP, is currently in the process of being prepared and will be posted to UniFer shareholders as soon as possible. A further announcement setting out, *inter alia*, the salient dates of the proposal will be published in due course.

6. FURTHER ANNOUNCEMENT

The forensic and legal investigations being undertaken by Deloitte & Touche, Ernst & Young and Werksmans are well advanced. A further announcement in this regard will be made in due course.

Sandton
6 March 2002

Merchant bank to the transaction	**Attorneys**	**Sponsor and corporate advisor**
-Logo-	-Logo-	-Logo-
Absa Corporate Finance	**Werksmans**	**Barnard Jacobs Mellet**

Clients/Absagroupfinance/TermsAnnouncement'c